# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cibus, Inc., CIK 0001705843
CUSIP: 17166A101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6455 Nancy Ridge Drive, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/18/2024
Filed by CIK 0001016835
Persons authorized to receive notices and communications: Rory B. Riggs, c/o Cibus, Inc., 6455 Nancy Ridge Drive, San Diego, California (CA), 92121, 1-858-450-0008

## Reporting persons
- Rory B. Riggs (CIK 0001016835): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 18,699,753; shared voting power 26,375; sole dispositive power 18,699,753; shared dispositive power 26,375; aggregate amount beneficially owned 18,726,128 (33.02% of the class)
  Comment: The amounts in rows 7 and 9 represent (i) 14,530,385 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), inclusive of 4,050,000 shares of Class A Common Stock issuable in connection with the Reporting Person's 2023 Pre-Funded Warrants and 2025 Pre-Funded Warrants, (ii) 47,521 shares of restricted Class A Common Stock issued pursuant to the Cibus, Inc. 2017 Omnibus Incentive Plan, subject to vesting, (iii) 23,807 shares of Class A Common Stock held indirectly through the Rory Riggs Family Trust, and (iv) a maximum of 4,098,040 shares issuable upon the exercise of common warrants with an exercise price of $2.50 per share (the "2024 Common Warrants") and/or common warrants with an exercise price of $2.50 per share (the "2025 Common Warrants").
  
  The amounts in rows 8 and 10 in the table above represent (i) 5,401 shares of Class A Common Stock jointly held by Mr. Riggs and a sibling and (ii) 20,974 shares of Class A Common Stock held of record by Mr. Riggs' spouse, for which Mr. Riggs shares voting and investment power.
  
  The percentage presented in row 13 above is calculated based on total outstanding shares of Class A Common Stock of Cibus, Inc. (the "Issuer") of 56,712,351, which reflects the sum of (v) 32,672,181 shares of Class A Common Stock outstanding as of May 7, 2025 (w) 177,845 restricted shares of Class A Common Stock of the Issuer outstanding as of May 7, 2025, which remain subject to vesting, (x) 4,050,000 shares of Class A Common Stock issuable by the Issuer in connection with the Reporting Person's 2023 Pre-Funded Warrants and 2025 Pre-Funded Warrants, (y) 15,714,285 shares issued by the Issuer in its public offering, and (z) 4,098,040 shares of Class A Common Stock issuable upon the exercise of the 2024 Common Warrants and/or the 2025 Common Warrants, in each case as provided to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Cibus, Inc.
Address of issuer's principal executive offices: 6455 Nancy Ridge Drive, San Diego, California (CA), 92121
Comment: This Amendment No. 1 to the statement of beneficial ownership on Schedule 13D (this "Amendment No. 1") amends the Schedule 13D originally filed by Rory B. Riggs (the "Reporting Person") with the United States Securities Exchange Commission (the "SEC") on June 12, 2023 (the "Initial Schedule 13D" and, as amended by this Amendment No. 1, the "Schedule 13D"), relating to shares of Class A Common Stock of the Issuer.

## Item 2. Identity and Background
Name of person filing: Rory B. Riggs
Residence or business address: c/o Cibus, Inc., 6455 Nancy Ridge Drive, San Diego, CA 92121
Present principal occupation or employment: Rory B. Riggs is the Chair of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Schedule 13D is supplemented as follows:

On September 27, 2023, New Ventures Agtech Solutions, LLC ("New Ventures Agtech") distributed pro rata and for no consideration all of the shares of the Issuer's Class A Common Stock held by New Ventures Agtech to its members, including 63,626 shares of Class A Common Stock to the Reporting Person and 15,791 shares of Class A Common Stock to the Reporting Person's spouse, which shares may be deemed to be jointly held by the Reporting Person.

On December 14, 2023, the Issuer issued and sold shares of Class A Common Stock in an underwritten registered direct offering (the "December 2023 Registered Direct"). Pursuant to the December 2023 Registered Direct, the Issuer sold to the Reporting Person: (i) 517,107 shares of Class A Common Stock at a purchase price of $10.58 per share and (ii) pre-funded warrants (the "2023 Pre-Funded Warrants") exercisable for 50,000 shares of Class A Common Stock at a purchase price of $10.57 per 2023 Pre-Funded Warrant.

On December 29, 2023, New Ventures Agtech distributed for no consideration all of the shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), held by New Ventures Agtech to the Reporting Person, as its sole remaining member. Simultaneously with this distribution, the Reporting Person exchanged 1,500,000 shares of Class B Common Stock (as part of the Reporting Person's Up-C Units) for 1,500,000 shares of Class A Common Stock.

On or about June 13, 2024, the Issuer consummated a registered direct offering (the "June 2024 Registered Direct") pursuant to securities purchase agreements (the "June 2024 SPAs") with certain investors, including the Reporting Person. Pursuant to the June 2024 SPA with the Reporting Person, the Issuer sold to the Reporting Person (i) 98,040 shares of Class A Common Stock and (ii) common warrants (the "2024 Common Warrants") exercisable for 98,040 shares of Class A Common Stock at a combined purchase price of $10.20 per unit. The 2024 Common Warrants held by the Reporting Person initially had an exercise price of $10.07 per share. On May 22, 2025, the Company's stockholders approved a warrant repricing, which reduced the exercise price of the 2024 Common Warrants held by the Reporting Person to $2.50 per share.

On September 19, 2024, the Issuer issued and sold shares of Class A Common Stock in a firm commitment underwritten offering (the "September 2024 Public Offering"). Pursuant to the September 2024 Public Offering, the Reporting Person purchased from the underwriters 250,000 shares of Class A Common Stock at the public offering price of $4.00 per share.

On December 31, 2024, the Reporting Person exchanged 1,388,084 shares of Class B Common Stock (as part of the Reporting Person's remaining Up-C Units) for 1,388,084 shares of Class A Common Stock.

On January 24, 2025, the Issuer consummated a registered direct offering (the "January 2025 Registered Direct" pursuant to securities purchase agreements (the "January 2025 SPAs") with certain investors, including the Reporting Person. Pursuant to the January 2025 SPA with the Reporting Person, the Issuer sold to the Reporting Person (i) pre-funded warrants (the "2025 Pre-Funded Warrants") exercisable for 4,000,000 shares of Class A Common Stock and (ii) common warrants (the "2025 Common Warrants") exercisable for 4,000,000 shares of Class A Common Stock at a combined purchase price of $2.4999 per unit. On May 22, 2025, the Company's stockholder approved the exercisability of the 2025 Common Warrants for purposes of the listing rules of the Nasdaq Stock Market.

On June 5, 2025, the Issuer consummated an SEC-registered public offering (the "June 2025 Public Offering") in which certain investors, including the Reporting Person, participated pursuant to securities purchase agreements (the "June 2025 SPA"). Pursuant to the June 2025 SPA with the Reporting Person, the Issuer sold to the Reporting Person 5,714,286 shares of Class A Common Stock at the public offering price of $1.75 per share.

On June 9, 2025, the Reporting Person exercised in full 50,000 2023 Pre-Funded Warrants and 4,000,000 2025 Pre-Funded Warrants.

The acquisitions of shares of Class A Common Stock, 2023 Pre-Funded Warrants, 2024 Common Warrants, 2025 Pre-Funded Warrants and 2025 Common Warrants in the December 2023 Registered Direct, the June 2024 Registered Direct, the September 2024 Public Offering, the January 2025 Registered Direct and the June 2025 Public Offering, as applicable, were funded through the use of personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is amended and restated in its entirety as follows:

The Reporting Person was appointed as Chair of the board of directors of the Issuer in connection with the Issuer's merger with Cibus Global, LLC on May 31, 2023. Previously, Mr. Riggs served as the Issuer's Chief Executive Officer from May 31, 2023 through February 24, 2025. As Chair of the board of directors and the Issuer's largest stockholder, the Reporting Person has significant influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person holds shares of Class A Common Stock, 2024 Common Warrants and 2025 Common Warrants. The Reporting Person presently considers the foregoing securities as an investment and intends to review such investment on an ongoing basis, taking into account a number of factors, including, without limitation, general market and economic conditions. In connection with each of the December 2023 Registered Direct, the June 2024 Registered Direct, the September 2024 Public Offering, the January 2025 Registered Direct and the June 2025 Public Offering, the Reporting Person agreed to be subject to a lock-up agreement described in Item 6 of Amendment No. 1. Any purchases or sales made by the Reporting Person will be subject to the Issuer's Insider Trading Policy for so long as the Reporting Person remains subject thereto.

From time to time, the Reporting Person may exercise the 2024 Common Warrants and/or the 2025 Common Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Person beneficially owns 18,726,128 shares of Class A Common Stock, representing approximately 33.02% of the outstanding shares of Class A Common Stock of the Issuer. See the cover page of Amendment No. 1 for additional information.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Person beneficially owns 18,699,753 shares of Class A Common Stock over which the Reporting Person has sole voting and disposition power and 26,375 shares of Class A Common Stock over which the Reporting Person has shared voting and disposition power. See the cover page of Amendment No. 1 for additional information.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as disclosed in this Amendment No. 1 with respect to the Reporting Person's purchase in the June 2025 Public Offering and the Reporting Person's exercise of the 2023 Pre-Funded Warrants and the 2025 Pre-Funded Warrants, the Reporting Person has not effected any transactions in the shares of Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as disclosed in the Schedule 13D, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of divideds from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Lock-Up Agreements

In connection with each of the December 2023 Registered Direct, the June 2024 Registered Direct, the September 2024 Public Offering, the January 2025 Registered Direct and the June 2025 Public Offering, the Reporting Person entered into a lock-up agreement, pursuant to which the Reporting Person agreed, subject to specified exceptions, not to sell or transfer any shares of Class A Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock during a specified period of 90 days, 60 days, 30 days, 60 days and 60 days, respectively. Notwithstanding these limitations, the lock-up agreements permitted shares of Class A Common Stock to be transferred under limited circumstances, including, without limitation, by gift, will or intestate succession and in connection with the satisfaction of certain tax obligations.

The foregoing description of the lock-up agreements is not complete and is qualified in its entirety by the full text of the lock-up agreements attached as Exhibits 1.10, 1.11, 1.12, 1.13 and 1.14 to Amendment No. 1, each incorporated herein by reference.

Registration Rights Agreement, As Amended

On May 31, 2023, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Electing Members in connection with the Transactions. The Registration Rights Agreement provides the Electing Members certain registration rights whereby, at any time following the consummation of the Transactions and the expiration of any related lock-up period, the Electing Members can require the Issuer to register under the Securities Act of 1933, as amended, shares of Class A Common Stock issuable to them upon exchange of the Up-C Units.

On December 27, 2023, the Company and a Cibus Global Majority-in-Interest (as defined in the Registration Rights Agreement) entered into the First Amendment to the Registration Rights Agreement (the "First Amendment"). The First Amendment amended the Registration Rights Agreement to clarify that at any time in which the Shelf Registration Statement required pursuant to Section 2(c)(i) is effective, "piggyback" registration rights shall be inapplicable in respect of any primary Registration of offering thereunder of securities by the Issuer

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by the full text of the Registration Rights Agreement attached as Exhibit 1.05 to the Schedule 13D, as amended by the First Amendment to the Registration Rights Agreement attached as Exhibit 1.05.1 to the Schedule 13D, each incorporated herein by reference.

Warrant Amendment Agreement

Certain investors in the January 2025 Registered Direct were holders of 2024 Common Warrants (collectively, the "Investor Warrants"). The exercise price for the Investor Warrants initially was $10.00 per share, except that the exercise price of the Investor Warrants issued to Mr. Riggs initially was $10.07 per share. Concurrent with the 2025 Registered Direct, the Company agreed to contractual amendments (the "Warrant Amendment Agreement") to (i) reduce the exercise price of the Investor Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the Trading Condition (as defined in the Investor Warrants) in respect of the redemption provisions to $5.00 per share, and (iii) extend the termination date of the Investor Warrants to five years following the closing of the January 2025 Registered Direct, effective upon the consummation of the 2025 Registered Direct. The Warrant Amendment Agreement, with respect to Investor Warrants held by the Reporting Person, was conditioned on, and would not be effective until, the trading day after the Company obtained the requisite approval from its stockholders with respect to the Investor Warrants held by the Reporting Person. On May 22, 2025, the Company's stockholders approved the Warrant Amendment Agreement with respect to the Investor Warrants held by the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

1.01 Agreement and Plan of Merger, dated January 13, 2023, by and among Calyxt, Inc., Calypso Merger Subsidiary, LLC, Cibus Global, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on January 17, 2023).
1.02 First Amendment to Agreement and Plan of Merger, dated as of April 14, 2023, by and among Calyxt, Inc. and Cibus Global, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's
Current Report on Form 8-K filed on April 14, 2023).
1.03 Form of Cibus Global Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on January 17, 2023).
1.04 Form of Lock-Up Agreement (filed with the original Schedule 13D).
1.05 Registration Rights Agreement, dated May 31, 2023, by and among Cibus, Inc. and each of the persons identified on the Schedule of Investors attached thereto (incorporated by reference to
Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 1, 2023).
1.05.1 First Amendment to Registration Rights Agreement, dated December 27, 2023, by and between Cibus, Inc. and a Cibus Global Majority-in-Interest (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 29, 2023)
1.06 Exchange Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and each of the other persons identified on the signature pages thereto (incorporated by reference to
Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 1, 2023).
1.07 Tax Receivable Agreement, dated May 31, 2023, by and among Cibus, Inc., Rory Riggs and each of the other persons identified on the signature pages thereto (incorporated by reference to
Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 1, 2023).
1.08 Cibus Global Amended Operating Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and the Members set forth on Exhibit A attached thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on June 1, 2023).
1.09 Joint Filing Agreement, dated as of June 12, 2023, by and between the Reporting Persons (filed with the original Schedule 13D).
1.10 Lock-Up Agreement for December 2023 Registered Direct (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on December 14, 2023).
1.11 Lock-Up Agreement for June 2024 Registered Direct (incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 11, 2024).
1.12 Lock-Up Agreement for September 2024 Public Offering.
1.13 Lock-Up Agreement for January 2025 Registered Direct (incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 22, 2025).
1.14 Lock-Up Agreement for June 2025 Public Offering (incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 6, 2025).
1.15 Form of Securities Purchase Agreement, dated as of June 11, 2024, between Cibus, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form
8-K filed with the SEC on June 13, 2024)
1.16 Form of 2023 Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 14, 2023)
1.17 Form of 2024 Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on June 13, 2024)
1.18 Form of 2025 Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)
1.19 Form of 2025 Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)
1.20 Form of Warrant Amendment Agreement (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed on January 22, 2025)
1.21 Form of Securities Purchase Agreement, dated as of January 21, 2025, between Cibus, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form
8-K filed with the SEC on January 22, 2025)
1.22 Form of Securities Purchase Agreement, dated as of June 5, 2025, between Cibus, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form
8-K filed with the SEC on June 6, 2025)

## Signatures
- Rory B. Riggs: /s/ Rory B. Riggs, Rory B. Riggs (06/10/2025)